

<u>Mail Stop 3233</u>

July 24, 2018

<u>Via E-mail</u>
Joshua Sason, Chief Executive Officer
M I Acquisitions, Inc.
40 Wall Street, 58th Floor
New York, NY 10005

      Re: M I Acquisitions, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed April 19, 2018
              File No. 001-37872

Dear Mr. Sason:

    We completed our review of your filings as of July 5, 2018. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  /s/ Jennifer Gowetski

                  Jennifer Gowetski
                  Senior Counsel
                  Office of Real Estate and
                  Commodities

cc: Giovanni Caruso, Esq. (*via e-mail*)